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SEC FILE NUMBER
001-33005

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Integrity Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable
11140 State Bridge Road

Address of Principal Executive Office (Street and Number)
Alpharetta, GA 30022

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     Integrity Bancshares, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense. As previously announced, the Company increased its allowance for loan losses in the second quarter of 2007 through an additional provision of approximately $31 million and reversed approximately $3 million of interest income to reflect deteriorations in a group of loans to borrowers associated with or controlled by one guarantor that totaled approximately $83 million in the aggregate. The Company also announced that it had begun to review and improve its loan administration procedures and other internal policies in an effort to prevent future such occurrences. These efforts have run concurrently with an FDIC examination that has not yet been finalized.
     Significant resources have been devoted to the review and exam described above. As part of these processes, the Company is conducting an inquiry regarding certain accounting policies and estimates, primarily related to certain loans that involved the establishment of interest reserves and the methodology for calculating the Company’s allowance for loan loss. These factors have in turn contributed to delays in completing the preparation of the Company’s financial statements for the quarter ended June 30, 2007, and delays in the review of such financial statements by the Company’s outside auditors. The Company continues to dedicate significant resources to the preparation of its financial statements and reporting and preparation of the Form 10-Q. The Company’s ability to file the Form 10-Q before the fifth calendar day following its prescribed due date remains subject to the completion of the matters described above as well as the completion of any related procedures to be performed with respect to the above-referenced matters by the Company’s outside auditors.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Suzanne Long	770	777-0324
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in response to Part III above, the Company increased its allowance for loan losses in the second quarter of 2007 through an additional provision of approximately $31 million and reversed approximately $3 million of interest income to reflect deteriorations in a group of loans to borrowers associated with or controlled by one guarantor that totaled approximately $83 million in the aggregate. The after-tax effect of this special provision and interest reversal is expected to result in a reduction in net income of approximately $21 million for the second quarter of 2007.

At this time no reasonable estimate can be made as to whether or to what extent the ongoing inquiry described in response to Part III above will result in any significant change in results of operations from the second quarter of 2006. We believe that any such estimate prior to the completion of the process would be premature and unreliable.

Integrity Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRITY BANCSHARES, INC.

Date	August 10, 2007	By	/s/ Suzanne Long

Suzanne Long, CFO

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.